UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM 6 K

REPORT OF FOREIGN ISSUER

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of      December, 2002

Commission File Number: 0-27760

MIRANDA DIAMOND CORP.
(Formerly Thrush Industries Inc.)

Suite 306 – 1140 Homer Street, Vancouver, B.C., V6B 2X6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ]              Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______________________

Note: Regulation S-T Rule 101(b)(1) 9 only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]      No [ X ]

In “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRANDA DIAMOND CORP.

Registrant

BY:	/s/ Aileen Lloyd

Aileen Lloyd, Director

DATE: December, 2002

AMENDED

BC FORM 53-901F
Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ALBERTA FORM 27
MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE SECURITIES ACT

Item 1.	Reporting Issuer

Thrush Industries Inc.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

Item 2.	Date of Material Change

January 30, 2002

Item 3.	News Release

February 11, 2002 – Vancouver, B.C.

Item 4.	Summary of Material Change

The Issuer has entered into six agreements to acquire the option to earn a 100%interest in six properties comprising over 72,000 acres in the Otish Mountains region of Quebec. With the exception of a 1/3 interest in one of the properties,the optionor of all of the properties is Dennis Higgs, the President, CEO and CFO of the Issuer, and/or private companies wholly owned by Mr. Higgs.

Item 5.	Full Description of Material Change

The Issuer has entered into six agreements covering six property acquisitions which are summarized as follows:

The Lac Leran property totals approximately 15,300 acres (6,200 hectares) and adjoins on the east side of the Ashton Mining of Canada-SOQUEM Inc. discovery property hosting the Renard 1 and Renard 2 kimberlitic rocks. The Issuer has theoption to earn a 100% interest in the Lac Leran property, subject to a 2% net smelter return/gross overriding royalty, for a cash payment totalling $23,000 on or before April 15, 2002 and the issuance of 165,000 common shares. An annual advance royalty payment of $15,000 is due on or before each anniversary date of the agreement.

The Lac Pigeon property totals approximately 15,400 acres (6,229 hectares) and adjoins on the west side of the Majescor-BHP Portage project approximately 30 kilometres Northwest of the Renard discoveries. Similarly, the Issuer has the

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option to earn a 100% interest in the Lac Pigeon property, subject to a 2% net smelter return/gross overriding royalty, for a cash payment of $23,000 to be made on or before April 15, 2002 and the issuance of 165,000 common shares. An annual advance royalty of $15,000 is due on or before each anniversary date of the agreement.

The Lac Joubert property totals approximately 4,300 acres (1,757 hectares) and adjoins theMajescor-BHP Portage project to the northeast. The Issuer has the right to acquire a 100% interest in the Lac Joubert property subject to a 2% net smelter return/gross overriding royalty for a cash payment of $4,341 to be made on or before April 15, 2002.

The Lac Pigeon #2 property totals approximately 5,300 acres (2,133 hectares) and adjoins the Majescor-BHP Portage project to the west approximately 40 kilometres west of the Renard 1 and 2 discoveries. The Issuer has the right to acquire a 100% interest in the Lac Pigeon #2 property subject to a 2% net smelter return/gross overriding royalty, for a cash payment of$5,271 to be made on or before April 15, 2002.

The Lac Leran #2 property totals approximately 12,900 acres (5,222 hectares) and is located approximately 35 kilometres east-southeast of the Renard 1 and 2 discoveries ,adjoining the east–southeast corner of the Majescor-BHP Portage project. The Issuer has the right to acquire a 100% interest in the Lac Leran property subject to a 2% net smelter return/gross overriding royalty, for a cash payment of $12,904 to be made on or before April 15, 2002.

The Lac Orillat property totals approximately 19,150 acres (7,751 hectares) and adjoins the Majescor-BHP Portage property to the north-northeast approximately 35 kilometres north of the Renard 1 and 2 discoveries, and also adjoins to the west of the Lac Joubert property described above. The Issuer has the right to acquire a 100% interest in the Lac Orillat property subject to a 2% net smelter return/gross overriding royalty for cash payments of $19,154 to be made on or before April 15, 2002.

Confirmation of title for some of these properties has not yet been received from the government of Quebec. As of February 15, 2002 title for the Lac Leran, Lac Pigeon and Lac Pigeon #2 has been received. The property acquisitions are subject to regulatory and shareholder approvals, and confirmation of title.

Roscoe Postle Associates Inc., Geological and Mining Consultants, has prepared a Technical Report in compliance with National Instrument 43-101 on the properties being acquired.

Dennis Higgs (“Higgs”), the President, CEO, CFO and a director of the Issuer, and/or private companies wholly owned by him, is the optionor of each of the foregoing properties with the exception of a 1/3 interest in the Lac Orillat property. As such, Higgs will receive a total of 330,000 common shares of the

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Issuer issued at an aggregate deemed price of $99,000, cash payments totaling $80,477 and a 2% net smelter return/gross overriding royalty from each property. Higgs will also receive advance royalty payments totaling $30,000 per annum, being $15,000 in respect of each of the Lac Leran and Lac Pigeon properties, until such time as the Issuer terminates its interest in those properties. Higgs’ total cost of acquisition of the foregoing properties was $51,400. Accordingly, Higgs will receive an immediate benefit, in cash and shares, equivalent to $128,077, and may receive an additional cash benefit arising from the advance royalty payments. The acquisition of 330,000 common shares of the Issuer will increase Higgs’ exisiting shareholding in the Issuer, and the votes attached to such shares will increase his voting influence at shareholders’ meetings of the Issuer. Also, if the value of the shares increases Higgs could derive a financial benefit from the sale of the shares.

The Lac Orillat property was acquired jointly by Higgs and Monaco Investment Corp. (“Monaco”), which is wholly owned by Darcy Higgs. Darcy Higgs is an insider of the Issuer by virtue of owning or exercising control or direction over in excess of 10% of the outstanding shares of the Issuer. Monaco will receive 6,383 from the cash consideration payable by the Issuer for the Lac Orillat property, and is also entitled to a proportionate share of the 2% royalty from the property. Monaco’s acquisition cost of the property interest transferred was $5,000.

The Issuer’s business purpose in acquiring the properties is to acquire a stakeholding in an emerging diamond play in the Otish Mountains region of Quebec. Prior to the acquisition, the Issuer was without significant assets, and it is hoped that this acquisition will ultimately improve the Issuer’s business prospects and enhance shareholder value. The Issuer intends to raise additional financing hereafter, partially on the strength of having acquired these properties, and to conduct exploration programs on the properties in accordance with the recommendations of qualified personnel.

The proposed acquisition of these properties was fully discussed in informal meetings between Higgs and the independent members of the Issuer’s Board of Directors, and the acquisitions were fully endorsed by those independent members. The transactions were formally approved by a resolution of the full Board dated January 30, 2002, with Higgs abstaining from voting.

Item 6.	Reliance on Section 85(2) of the Act (British Columbia) or Section 118(2) of the Act (Alberta)

N/A

Item 7.	Omitted Information

N/A

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Item 8.	Senior Officers

Dennis L. Higgs (604) 689-1659

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Vancouver, B.C., this 19th day of February, 2002.

THRUSH INDSTRIES INC.

/s/ Dennis L. Higgs
_________________________________________________
Dennis L. Higgs
President

THRUSH INDUSTRIES INC .

News Release	Canadian Venture Exchange (CDNX) Symbol: TRY
February 11, 2002
Tel: 604-689-1659
Fax: 604-689-1722
Email: mad@senategroup.com

Acquisition of Otish Mountains Diamond Properties

The Company is pleased to announce that it has signed agreements to acquire several properties comprising over 72,000 acres in the Otish Mountains region of north-central Quebec. One of the properties, comprising over 15,000 acres, adjoins to the east of the Ashton Mining of Canada-SOQUEM Inc. property where the Renard 1 and Renard 2 kimberlitic rocks were discovered. The other properties are adjacent to the Majescor-BHP joint venture Portage project.

The Otish Mountains area is within the Superior Craton, which represents one of the largest accumulations of Archaen crustal rocks in the world. Ashton/SOQUEM Inc. recently reported promising diamond counts at the Renard 1 and Renard 2 kimberlitic discoveries. The 163.1 kilogram sample from the Renard 2 kimberlitic rock contained 116 micro diamonds and 29 macro diamonds. Kimberlitic indicator minerals, including pyrope garnet and chromite, were also recovered in concentrates derived from the Ashton/SOQUEM drill core. A significant percentage of the pyrope garnets have high-chromium, low-calcium (G10) chemical compositions. The concentrates also contain elevated numbers of chromites similar in composition to the chromite inclusions that occur in diamonds. These results signal the presence of potentially high grade diamondiferous pipes in the Otish Mountains region of Quebec.

There are six agreements covering these property acquisitions which are summarized as follows:

The Lac Leran property totals approximately 15,300 acres (6,200 hectares) and adjoins on the east side of the Ashton Mining of Canada-SOQUEM Inc. discovery property hosting the Renard 1 and Renard 2 kimberlitic rocks. Thrush has the option to earn a 100% interest in the Lac Leran property, subject to a 2% net smelter return/gross overriding royalty, for a cash payment totalling $23,000 on or before April 15, 2002 and the issuance of 165,000 common shares. An annual advance royalty payment of $15,000 is due on or before each anniversary date of the agreement.

The Lac Pigeon property totals approximately 15,400 acres (6,229 hectares) and adjoins on the west side of the Majescor-BHP Portage project approximately 30 kilometres Northwest of the Renard discoveries. Similarly, Thrush has the option to earn a 100% interest in the Lac Pigeon property, subject to a 2% net smelter return/gross overriding royalty, for a cash payment of $23,000 to be made on or before April 15, 2002 and the issuance of 165,000 common shares. An annual advance royalty of $15,000 is due on or before each anniversary date of the agreement.

Suite 306 - 1140 Homer Street, Vancouver, B.C., V6B 2X6
Tel: (604) 689-1659; Fax: (604) 689-1722

The Lac Joubert property totals approximately 4,300 acres (1,757 hectares) and adjoins the Majescor-BHP Portage project to the northeast. Thrush has the right to acquire a 100% interest in the Lac Joubert property subject to a 2% net smelter return/gross overriding royalty for a cash payment of $4,341 to be made on or before April 15, 2002.

The Lac Pigeon #2 property totals approximately 5,300 acres (2,133 hectares) and adjoins the Majescor-BHP Portage project to the west approximately 40 kilometres west of the Renard 1 and 2 discoveries. Thrush has the right to acquire a 100% interest in the Lac Pigeon #2 property subject to a 2% net smelter return/gross overriding royalty, for a cash payment of $5,271 to be made on or before April 15, 2002.

The Lac Leran #2 property totals approximately 12,900 acres (5,222 hectares) and is located approximately 35 kilometres east-southeast of the Renard 1 and 2 discoveries, adjoining the east–southeast corner of the Majescor-BHP Portage project. Thrush has the right to acquire a 100% interest in the Lac Leran subject to a 2% net smelter return/gross overriding royalty, for a cash payment of $12,904 to be made on or before April 15, 2002.

The Lac Orillat property totals approximately 19,150 acres (7,751 hectares) and adjoins the Majescor-BHP Portage property to the north-northeast approximately 35 kilometres north of the Renard 1 and 2 discoveries, and also adjoins to the west of the Lac Joubert property described above. Thrush has the right to acquire a 100% interest in the Lac Orillat property subject to a 2% net smelter return/gross overriding royalty for cash payments of $19,154 to be made on or before April 15, 2002.

Confirmation of title for all of these properties has not yet been received from the government of Quebec, although some of the staking was completed prior to the Ashton diamond discovery announcement. The property acquisitions are subject to regulatory and shareholder approvals, and confirmation of title. Mr. Dennis Higgs, a director and officer of Thrush Industries Inc., is an optionor either directly or indirectly in each of the property transactions listed above.

Roscoe Postle Associates Inc., Geological and Mining Consultants, have been engaged to prepare a Technical Report in compliance with National Instrument 43-101 on the properties being acquired. Roscoe Postle Associates have extensive experience in consulting for major and junior mining and exploration companies, financial institutions, governments, law firms and individual investors. They have worked on projects located in all parts of Canada, the United States, Latin America and in a number of other countries including the CIS countries. They specifically have experience in the exploration, sampling, management, drilling, evaluation, valuation, prefeasibility and resource estimating, and auditing of diamond exploration projects and diamond reserves and resources.

On behalf of the Board

“Dennis L. Higgs”

Dennis L. Higgs
President

The Canadian Venture Exchange has not approved or disapproved of this news release.

MIRANDA DIAMOND CORP.

News Release	TSX Venture Exchange (TSX) Symbol: TRY
July 11, 2002
Tel: 604-689-1659
Fax: 604-689-1722
Email: mad@senategroup.com

PRIVATE PLACEMENT CLOSES

The Company announces that the private placement of 2,500,000 units at a price of $0.20 per unit has now closed. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable for a period of two years at a price of $0.27 per share. Proceeds of the private placement total $500,000.

The Company paid finders’ fees to registered dealers totaling $16,400 and 72,000 units, having the same terms as the units issued in the private placement. All shares issued upon closing and issuable under the share purchase warrants are subject to a four month hold period which expires on November 12, 2002.

On behalf of the Board

“Aileen Lloyd”

Aileen Lloyd
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 306 – 1140 Homer Street, Vancouver, B.C., V6B 2X6
Tel: (604) 689-1659; Fax: (604) 689-1722

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Complete 1. or 2.

1. Miranda Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on July 11, 2002 of 2,572,000 units, each comprising one common share and one warrant for the purchase of an additional common share on or before July 11, 2004 at the price of $0.27, of Miranda Diamond Corp., Miranda Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. N/A [Name of Issuer] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [date] of [amount or number and type of securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Vancouver, B.C. this 11th day of July, 2002.

Miranda Diamond Corp.

By: _”Aileen Lloyd”, Director_________

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

Miranda Diamond Corp.
306 – 1140 Homer Street,
Vancouver, B.C.
V6B 2X6
(604) 689-1659

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer is listed on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

330,000 common shares

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security / total p urchase price (Cdn $)	Exemption relied on	Length of any restricted or seasoning period
Ubex Capital Inc. 306–1140 Homer St. Vancouver, B.C. V6B 2X6	330,000	07/15/02	$0.30 / $99,000 (deemed)	s. 74(2)(18) of the Act	4 months

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
see attached schedule

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$99,000

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at _Vancouver, B.C._______________this _15th____day of _July______ 2002______

_Miranda Diamond Corp.        ___________
Name of issuer (please print)

“Aileen Lloyd”_____________________
Signature of authorized signatory

_Aileen Lloyd, Director________________
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE

CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Ubex Capital Inc. 306–1140 Homer St. Vancouver, B.C. V6B 2X6	604 689 1659 dennis@senategroup.com	330,000 common shares	s. 74(2)(18) of the Act

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Complete 1. or 2.

1. Miranda Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on July 15, 2002 of 330,000 common shares of Miranda Diamond Corp., Miranda Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. N/A [Name of Issuer] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [date] of [amount or number and type of securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Vancouver, B.C. this 15th day of July, 2002.

Miranda Diamond Corp.

By: _”Aileen Lloyd", Director_________

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

BC FORM 53-901F
Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ALBERTA FORM 27
MATERIAL CHANGE REPORT UNDER SECTION 146(1)
OF THE SECURITIES ACT

Item 1.	Reporting Issuer

Miranda Diamond Corp.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

Item 2.	Date of Material Change

September 10, 2002

Item 3.	News Release

September 12, 2002 – Vancouver, B.C.

Item 4.	Summary of Material Change

The Issuer has entered into three agreements to acquire the option to earn a 100% interest in three properties comprising 51,485 acres in the Superior Craton region of Quebec. One of the optionors, either directly or indirectly for each of the properties, is Dennis Higgs, the President, CEO and CFO of the Issuer, and/or private companies wholly owned by Mr. Higgs. The agreements provide for the three properties to be acquired for the cost of staking the claims.

Item 5.	Full Description of Material Change

The Issuer has entered into three agreements covering three property acquisitions that are summarized as follows:

:The Lac Herve property totals approximately 34,382 acres (13,915 hectares) and is located in proximity to Ashton’s Taiga project and adjoins on the northeast side of Majescor Resources Inc’s Fontanges project. The Issuer has the option to earn a 100% interest in the Lac Herve property, subject to a 2% net smelter return/gross overriding royalty, for a cash payment totalling $27,700 (cost of staking) of which $5,000 has been paid with the balance to be paid upon Exchange approval.

The Lac Square Rock property totals approximately 9,488 acres (3,840 hectares) and adjoins on the northeast side of Majescor’s PortageExtension project. Similarly, the Issuer has the option to earn a 100% interest in the Lac Square Rock property, subject to a 2% net smelter return/gross overriding royalty, for a

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cash payment totaling $7,500 (cost of staking) of which $2000 has been paid with the balance to be paid upon Exchange approval.

The Lac Taffanel property totals approximately 7,615 acres (3,082 hectares) and adjoins on the southwest side of Majescor’s Portage Extension project. The Issuer has the right to acquire a 100% interest in the Lac Taffanel property, subject to a 2% net smelter return/gross overriding royalty, for a cash payment totalling $6,000 (cost of staking) of which $2,000 has been paid with the balance to be paid upon Exchange approval.

Dennis Higgs (“Higgs”), the President, CEO, CFO and a director of the Issuer, and/or a private company wholly owned by him, is one of the optionors for each of the foregoing properties. As such, Higgs will receive a cash payment totaling $14,700, and a portion of the 2% net smelter return/gross overriding royalty from each property. Higgs’ total cost of acquisition of the foregoing properties was $14,700.

Monaco Investment Corp. (“Monaco”) which is wholly owned by Darcy Higgs, and Carleen Higgs (“Carleen”), the wife of Darcy Higgs are also optionors of the foregoing properties. Darcy Higgs is an insider of the Issuer by virtue of owning or exercising control or direction over in excess of 10% of the outstanding shares of the Issuer. Monaco will receive $13,000 from the cash consideration payable by the Issuer for the Lac Herve property, and is also entitled to a share of the 2% royalty from the property. Monaco’s acquisition cost of the property interest transferred was $13,000.

Carleen will receive $13,500 from the cash consideration payable by the Issuer for the Lac Square Rock and Lac Taffanel properties, and is also entitled to a share of the 2% royalty from the property. Carleen’s acquisition cost of the property interest transferred was $13,500.

The Issuer’s business purpose in acquiring the properties is to increase its land position in an emerging diamond play in the Superior Craton region of Quebec. The Issuer intends to raise additional financing hereafter, partially on the strength of having acquired these properties, and to conduct exploration programs on the properties in accordance with the recommendations of qualified personnel.

The proposed acquisition of these properties was fully discussed in informal meetings between Higgs and the independent members of the Issuer’s Board of Directors, and the acquisitions were fully endorsed by those independent members. The transactions were formally approved by a resolution of the full Board dated September 12, 2002, with Higgs abstaining from voting.

Neither the fair market value of the subject matter of the acquisition, nor the fair market value of the consideration for the acquisition, exceeds 25% of the Issuer’s “market capitalization” as defined in OSC Rule 61-501, incorporated

3

into TSX Venture Exchange policy 5.9. Accordingly, the Issuer is exempt from the requirements of that rule and policy with respect to the preparation of an independent valuation and minority shareholder approval.

Item 6.	Reliance on Section 85(2) of the Act (British Columbia) or Section 118(2) of the Act (Alberta)

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

Dennis L. Higgs (604) 689-1659

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Vancouver, B.C., this 12th day of September, 2002.

MIRANDA DIAMOND CORP.

“Dennis L. Higgs”
_______________________________________________________
Dennis L. Higgs
President

MIRANDA DIAMOND CORP.

News Release	TSX Venture Exchange Symbol: MAD
September 12, 2002	Tel: 604-689-1659
Fax: 604-689-1722
Email: mad@senategroup.com

Acquisition of Quebec Diamond Exploration Properties

Miranda Diamond Corp. wishes to announce that it has signed agreements to acquire the Lac Herve, Lac Square Rock and Lac Taffanel properties in the emerging diamond play within the Superior Craton of Quebec. Miranda can acquire a 100% interest in the three properties, subject to a 2% net smelter return/gross overriding royalty, by paying for the cost of staking the claims.

It has long been established that diamondiferous kimberlites are concentrated in cratons. The Precambrian-aged Superior Craton is the world’s largest stable platform of ancient crustal rocks and has always been recognized by diamond experts as favourable for diamond-bearing kimberlite emplacement.

Ashton Mining of Canada Inc. (“Ashton”) in a joint venture with SOQUEM Inc. (Société Québécoise d’Exploration Minière) have discovered a total of seven kimberlitic intrusions (the Renard 1 through 7) on their “Foxtrot” Otish Mountains property. The Foxtrot property is located within the Superior Craton, and Ashton has reported promising diamond counts at the Renard 1 through Renard 6 kimberlitic discoveries.

The Lac Herve property totals approximately 34,382 acres (13,915 hectares). It is located in proximity to Ashton’s Taiga project and adjoins on the northeast side of Majescor Resources Inc.’s (“Majescor”) Fontanges project.

The Lac Square Rock property totals approximately 9,488 acres (3840 hectares) and adjoins on the northeast side of Majescor’s Portage Extension project.

The Lac Taffanel property totals approximately 7,615 acres (3082 hectares) and adjoins on the southwest side of Majescor’s Portage Extension project.

Upon the closing of these property acquisitions, Miranda will have a total of 766 claims comprising a total of 96,957 acres (39,239 hectares) in the Otish Mountains/ Superior Craton diamond play. This total includes the Lac Leran property, which adjoins on the east side of Ashton’s Foxtrot property hosting the diamondiferous Renard kimberlitic discoveries. The property acquisitions are subject to regulatory approvals. Mr. Dennis Higgs, a director and officer of Miranda Diamond Corp., is an optionor either directly or indirectly in each of the property transactions listed above.

On behalf of the Board

“Dennis L. Higgs”

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 306 – 1140 Homer Street, Vancouver, B.C., V6B 2X6
Tel: (604) 689-1659; Fax: (604) 689-1722

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BC FORM 53-901F
Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ALBERTA FORM 27
MATERIAL CHANGE REPORT UNDER SECTION 146(1)
OF THE SECURITIES ACT

Item 1.	Reporting Issuer

Miranda Diamond Corp.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

Item 2.	Date of Material Change

September 27th , 2002

Item 3.	News Release

October 2, 2002 – Vancouver, B.C.

Item 4.	Summary of Material Change

The Issuer has entered into an option agreement with MinQuest, Inc of Reno, Nevada to acquire a 100% right, title, and interest in three gold projects located in Nevada.

Item 5.	Full Description of Material Change

The Issuer has entered into an option agreement to acquire a 100% interest in three gold projects located in the state of Nevada, the Hercules Project, the Imperial Mine Property and the Gilman Property subject to a 3% net smelter return royalty (“NSR”). Upon completion of a bankable feasibility study, the Company can buy 2/3 of the NSR royalty (i.e. leaving 1% NSR on each property) on each property for $2 million U.S.

The total acquisition price for the three properties is payable over five years and comprises 450,000 warrants and $220,000 (U.S.). The warrants allow the Optionor the right to purchase common shares of Miranda Diamond Corp. at prices ranging from $0.25 to $0.40 (Cdn) and are exercisable for a period of two years from their date of issue.The cash consideration is prorated to allow for the termination of any of the individual properties.

The Company also has a work commitment of $650,000 (U.S.) over the five years, with a commitment of $75,000 (U.S.) over each of the first two years.

A finder’s fee is payable to Evan Sleeman of Vancouver, B.C. The finder’s fee

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consists of: 50,000 warrants exercisable at $0.25 payable upon closing of this transaction; 5% of all cash payments as they are paid to the Optionor, and 50,000 warrants exercisable at $0.40 upon positive feasibility on one of the properties.

The Issuer intends to raise additional financing hereafter, partially on the strength of having acquired these properties, and to conduct exploration programs on the properties in accordance with the recommendations of qualified personnel.

The transactions were formally approved by a resolution of the full Board dated September 27th , 2002, .

Item 6.	Reliance on Section 85(2) of the Act (British Columbia) or Section 118 (2) of the Act (Alberta)

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

Dennis L. Higgs (604) 689-1659

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Vancouver, B.C., this 12th day of September, 2002.

MIRANDA DIAMOND CORP.

“Dennis L. Higgs”
_______________________________________________________
Dennis L. Higgs
President

FORM 45-102F2

     CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

1	.
Miranda Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 16, 2002 of 150,000 share purchase warrants of Miranda Diamond Corp., Miranda Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this ____22nd__ day of October 2002.

MIRANDA DIAMOND CORP.

By:    “Dennis L. Higgs”
       Dennis L. Higgs, President

MIRANDA DIAMOND CORP.

News Release	TSX Venture Exchange Symbol: MAD
October 2, 2002	Tel: 604-689-1659
Fax: 604-689-1722
Email: mad@senategroup.com

Acquisition of Gold Projects

Miranda Diamond Corp. is pleased to announce that it has signed an option to acquire a 100% interest in three gold projects in Nevada.

The first project has had exploration and drilling in the project area by several companies including major mining companies. Previous drilling of over 150 holes targeted shallow open pit heap-leachable gold mineralization. However, the property may contain a very significant untested rich vein system. The exploration potential may include the possibility for a high grade gold/silver deposit at depth, as well as expanding the previous delineated gold and silver mineralization.

The second project had production of 10,000 tons of ore grading +.5 ounces gold/ton before being shut down at the beginning of World War II. Several companies have subsequently explored the project area and previous drill holes have apparently intercepted significant thicknesses of oxide gold mineralization grading +.03 ounces gold/ton. The best drill hole included 6 metres of .062 ounces gold/ton.

The primary target here is open pittable, shallow, oxidized, gently dipping Carlin-style gold mineralization. Underground sampling indicates some gold values within decalcified siltstones and shales. Previous drilling has intersected very significant gold values not only in jasperoid, but in altered, unsilicified to weakly silicified siltstones and partly decalcified thin bedded dirty limestones.

A secondary target here is high-grade gold mineralization hosted by a fault. Gold grades of up to 2 ounces/ton are recorded on previous underground maps with the deepest workings of the old mine only 200 feet below the surface.

The third property has two adits and a winze comprising the most extensive workings in a gossan-rich shear zone within the footwall of the range front fault zone. Recent work includes evaluation by major mining companies. Numerous surface samples have identified high grade gold (>1.4 opt) in the footwall portion of the range front fault. Sampling of the hanging wall

Suite 306 – 1140 Homer Street, Vancouver, B.C., V6B 2X6
Tel: (604) 689-1659; Fax: (604) 689-1722

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portion of the fault has returned from 1 to 28 ounces silver/ton. The altered fault zone has a strike length over 9000 feet.

There has been no drilling on this property. Surface samples indicate at least two separate target areas: the high grade gold along the footwall of the shear and the significant silver values on the hanging wall side of the fault. Access is easy and a modest program of in-fill geochemical sampling and detailed mapping should provide immediate and easily tested drill targets.

Miranda Diamond Corp. has the option to acquire a 100% interest in each of the projects, subject to a 3% net smelter return royalty (“NSR”). Upon completion of a bankable feasibility study, the Company can buy 2/3 of the NSR royalty on each property (i.e. 2% NSR, leaving 1% NSR on each property) for $2 million U.S.

The total acquisition price for the three properties is payable over five years and comprises 450,000 warrants and $220,000 (U.S.). The warrants allow the Optionor the right to purchase common shares of Miranda Diamond Corp. at prices ranging from $0.25 to $0.40 (Cdn) and are exercisable for a period of two years from their date of issue. The cash consideration is prorated to allow for the termination of any of the individual properties.

The Company also has a work commitment of $650,000 (U.S.) over the five years, with a commitment of $75,000 (U.S.) over each of the first two years.

A finder’s fee is payable in connection with this transaction. The agreement is subject to the acceptance by the TSX Venture Exchange.

On behalf of the Board

“Dennis L. Higgs”

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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MIRANDA DIAMOND CORP.

News Release	TSX Venture Exchange Symbol: MAD
October 23, 2002	Tel: 604-689-1659
Fax: 604-689-1722
Email: mad@senategroup.com

Closing of Property Acquisition

Miranda Diamond Corp. is pleased to announce that it has closed the property acquisition agreement announced October 4, 2002. The Company has an option to acquire a 100% interest in three gold projects in Nevada known as the Hercules Property, the Imperial Mine Property and the Gilman Property. Consideration is as follows:

Consideration is as follows:

(a) U.S. $20,000 in cash of which U.S. $5,000 was paid upon signing of the agreement with the balance payable within 90 days;

(b) 100,000 warrants at an exercise price of 25 cents for a two-year period issuable within five days of exchange acceptance;

(c) on or before Sept. 18, 2003: U.S. $75,000 in exploration expenditures, 50,000 warrants exercisable for a two-year period at an exercise price of 25 cents and U.S. $20,000;

(d) on or before Sept. 18, 2004: U.S. $75,000 in exploration expenditures, 50,000 warrants exercisable for a two-year period at an exercise price of 25 cents and U.S. $25,000;

(e) on or before Sept. 18, 2005: U.S. $150,000 in exploration expenditures, 75,000 warrants exercisable for a two-year period at an exercise price of 30 cents and U.S. $30,000;

(f) on or before Sept. 18, 2006: U.S. $150,000 in exploration expenditures, 75,000 warrants exercisable for a two-year period at an exercise price of 35 cents and U.S. $50,000; and

(g) on or before Sept. 18, 2007: U.S. $200,000 in exploration expenditures, 100,000 warrants exercisable for a two-year period at an exercise price of 40 cents and U.S. $75,000.

Evan Sleeman will receive a finder's fee consisting of 50,000 warrants exercisable at a price of 25 cents, 5 per cent of the cash considerations (to be paid in stages to correspond with the cash payments on the properties) and 50,000 warrants exercisable at 40 cents

Suite 306 – 1140 Homer Street, Vancouver, B.C., V6B 2X6
Tel: (604) 689-1659; Fax: (604) 689-1722

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issuable at such time as a positive feasibility on one of the properties. The warrants are exercisable for a period of 24 months.

On behalf of the Board

“Dennis L. Higgs”

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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MIRANDA DIAMOND CORP.

News Release	TSX Venture Exchange Symbol: MAD
November 15, 2002	Tel: 604-689-1659
Fax: 604-689-1722
Email: mad@senategroup.com

Private Placement Closes

The Company has closed its private placement of 135,000 units at $0.20. Each unit consists of one common share and one non-transferable share purchase warrant. Each whole warrant is exercisable for a period of two years at a price of $0.24 to November 8, 2004. Securities issued pursuant to this private placement are subject to a four month hold period expiring March 9, 2003.

On behalf of the Board

“Dennis L. Higgs”

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 306 – 1140 Homer Street, Vancouver, B.C., V6B 2X6
Tel: (604) 689-1659; Fax: (604) 689-1722

1

FORM 45-102F2

     CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3)
OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

1	.
Miranda Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on November 8, 2002 of 135,000 common shares and 135,000 share purchase warrants of Miranda Diamond Corp., Miranda Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this __15th  day of November 2002.

MIRANDA DIAMOND CORP.

By:   “Aileen Lloyd”
        Aileen Lloyd, Director